UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE
The registrant hereby amends its Form 6-K furnished on February 14, 2011 (the “Original Form 6-K”). This Amendment is being furnished solely to amend and replace in its entirety Exhibit 3 (Reconciliation to United States GAAP) of the Original Form 6-K to reflect certain immaterial reclassifications between assets and liabilities for 2010 and 2009 that were not reflected in the previous version. The reclassifications increased total assets and liabilities reported in the 2010 and 2009 balance sheets. Except as described above, no other changes have been made to the Original Form 6-K.
Exhibit Index

Exhibit No.	Description
1.	Press Release dated February 11, 2011 announcing financial results for the period ended December 31, 2010*
2.	2010 Consolidated Financial Statements*
3.	Reconciliation to United States GAAP relating to the 2010 Consolidated Financial Statements (furnished herewith to replace the Exhibit furnished with the Original Form 6-K)

*	Previously furnished
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation
Date: February 17, 2011	By:	“O. Kim Goheen”
Kim Goheen
Senior Vice-President and Chief Financial Officer

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